Exhibit 12.1

Duke Realty Corporation

Statement re: Calculation of Ratios of Earnings to Combined Fixed Charges

and Preferred Dividends

(in thousands, except ratios)

	Three Months	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	Ended March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2006	2005	2004	2003	2002	2001

Net income from continuing operations, less preferred dividends	$14,032	$93,511	$110,945	$114,620	$120,725	$178,529
Preferred dividends	12,712	46,479	33,777	37,321	45,053	52,442
Minority interest in earnings of common unitholders	1,253	9,400	11,608	12,426	12,958	24,844
Interest expense	38,655	119,640	109,297	100,047	86,844	82,570
Earnings before fixed charges	$66,652	$269,030	$265,627	$264,414	$265,580	$338,385

Interest expense	$38,655	$119,640	$109,297	$100,047	$86,844	$82,570
Interest costs capitalized	5,580	9,510	5,961	6,734	13,529	25,859
Total fixed charges	44,235	129,150	115,258	106,781	100,373	108,429

Preferred dividends	12,712	46,479	33,777	37,321	45,053	52,442
Total fixed charges and preferred dividends	$56,947	$175,629	$149,035	$144,102	$145,426	$160,871

Ratio of earnings to fixed charges	1.51	2.08	2.30	2.48	2.65	3.12

Ratio of earnings to combined fixed charges and preferred dividends	1.17	1.53	1.78	1.83	1.83	2.10